As filed with the Securities and Exchange Commission on April 19, 2011
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENERGY TRANSFER PARTNERS, L.P.
(Exact name of registrant as specified in its charter)

Delaware	73-1493906
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3738 Oak Lawn Avenue
Dallas, TX 75219
(214) 981-0700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Martin Salinas, Jr.
Chief Financial Officer
Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, TX 75219
(214) 981-0700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas P. Mason Vice President, General Counsel and Secretary Energy Transfer Partners, L.P. 3738 Oak Lawn Avenue Dallas, TX 75219 (214) 981-0700	Douglas E. McWilliams Vinson & Elkins L.L.P. First City Tower 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☑

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price per Unit(2)	Offering Price	Fee
Common Units	5,750,000	$51.97	$298,827,500	$34,694

(1)	Pursuant to Rule 416 under the Securities Act, the common units being registered hereunder include such indeterminate number of common units as may be issuable with respect to the common units being registered hereunder as a result of unit splits, unit dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act. The proposed maximum offering price per unit is calculated based on the average of the high and low sales prices per unit of the registrant’s common units on April 12, 2011, as reported on the New York Stock Exchange.

PROSPECTUS

ENERGY TRANSFER PARTNERS, L.P.

Distribution Reinvestment Plan
5,750,000 Common Units

With this prospectus, we are offering participation in our Distribution Reinvestment Plan (the “Plan”) to owners of our common units. We have appointed American Stock Transfer & Trust Company as the administrator of the Plan. The Plan provides a simple and convenient means of investing in our common units.

Plan Highlights:

•	You may participate in the Plan if you currently are a unitholder of record of our common units or if you own our common units through your broker (by having your broker participate on your behalf).

•	You may purchase additional common units by reinvesting all or a portion of the cash distributions paid on your common units.

•	You may purchase our common units at a discount ranging from 0% to 5% (currently set at 5%) without paying any service fees, brokerage trading fees or other charges. (Note: If you participate in the Plan through your broker, you should consult with your broker; your broker may charge you a service fee.)

Your participation in the Plan is voluntary, and you may terminate your account at any time.

You should read carefully this prospectus before deciding to participate in the Plan. You should read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information on us and for our financial statements.

Our common units are listed on the New York Stock Exchange under the ticker symbol “ETP.”

Investing in our common units involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the risk factors described under “Risk Factors” beginning on page 5 of this prospectus before enrolling in the Plan.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 19, 2011.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of those documents. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ENERGY TRANSFER PARTNERS, L.P.

We are a publicly traded limited partnership that owns and operates a diversified portfolio of energy assets. Our natural gas operations include intrastate natural gas gathering and transportation pipelines, two interstate pipelines, natural gas gathering, processing and treating assets located in Texas, New Mexico, Arizona, Louisiana, Arkansas, Mississippi, West Virginia, Colorado and Utah, and three natural gas storage facilities located in Texas. These assets include more than 17,500 miles of pipeline in service and a 50% interest in a joint venture that has approximately 185 miles of interstate pipeline in service. Our intrastate and interstate pipeline systems transport natural gas from several significant natural gas producing areas, including the Barnett Shale in the Fort Worth Basin in north Texas, the Bossier Sands in east Texas, the Permian Basin in west Texas and New Mexico, the Eagle Ford Shale in south and central Texas, the San Juan Basin in New Mexico, the Fayetteville Shale in Arkansas, and the Haynesville Shale in north Louisiana. Our gathering and processing operations are conducted in many of these same producing areas as well as in the Piceance and Uinta Basins in Colorado and Utah. We are also one of the three largest retail marketers of propane in the United States, serving more than one million customers across the country.

Our principal executive offices are located at 3738 Oak Lawn Avenue, Dallas, Texas 75219, and our telephone number at that location is (214) 981-0700.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains various forward-looking statements and information that are based on our beliefs and those of our general partner, as well as assumptions made by and information currently available to us. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. When used in this prospectus, words such as “anticipate,” “project,” “expect,” “plan,” “goal,” “forecast,” “intend,” “could,” “believe,” “may,” and similar expressions and statements regarding our plans and objectives for future operations, are intended to identify forward-looking statements. Although we and our general partner believe that the expectations on which such forward-looking statements are based are reasonable, neither we nor our general partner can give assurances that such expectations will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on our results of operations and financial condition are:

•	the amount of natural gas transported on our pipelines and gathering systems;

•	the level of throughput in our natural gas processing and treating facilities;

•	the fees we charge and the margins we realize for our gathering, treating, processing, storage and transportation services;

•	the prices and market demand for, and the relationship between, natural gas and natural gas liquids, or NGLs;

•	energy prices generally;

•	the prices of natural gas and propane compared to the price of alternative and competing fuels;

•	the general level of petroleum product demand and the availability and price of propane supplies;

•	the level of domestic oil, propane and natural gas production;

•	the availability of imported oil and natural gas;

•	the ability to obtain adequate supplies of propane for retail sale in the event of an interruption in supply or transportation and the availability of capacity to transport propane to market areas;

•	actions taken by foreign oil and gas producing nations;

•	the political and economic stability of petroleum producing nations;

•	the effect of weather conditions on demand for oil, natural gas and propane;

•	availability of local, intrastate and interstate transportation systems;

•	the continued ability to find and contract for new sources of natural gas supply;

•	availability and marketing of competitive fuels;

•	the impact of energy conservation efforts;

•	energy efficiencies and technological trends;

•	governmental regulation and taxation;

•	changes to, and the application of, regulation of tariff rates and operational requirements related to our interstate and intrastate pipelines;

•	hazards or operating risks incidental to the gathering, treating, processing and transporting of natural gas and NGLs or to the transporting, storing and distributing of propane that may not be fully covered by insurance;

•	the maturity of the propane industry and competition from other propane distributors;

•	competition from other midstream companies, interstate pipeline companies and propane distribution companies;

•	loss of key personnel;

•	loss of key natural gas producers or the providers of fractionation services;

•	reductions in the capacity or allocations of third party pipelines that connect with our pipelines and facilities;

•	the effectiveness of risk-management policies and procedures and the ability of our liquids marketing counterparties to satisfy their financial commitments;

•	the nonpayment or nonperformance by our customers;

•	regulatory, environmental, political and legal uncertainties that may affect the timing and cost of our internal growth projects, such as our construction of additional pipeline systems;

•	risks associated with the construction of new pipelines and treating and processing facilities or additions to our existing pipelines and facilities, including difficulties in obtaining permits and rights-of-way or other regulatory approvals and the performance by third party contractors;

•	the availability and cost of capital and our ability to access certain capital sources;

•	a deterioration of the credit and capital markets;

•	the ability to successfully identify and consummate strategic acquisitions at purchase prices that are accretive to our financial results and to successfully integrate acquired businesses;

•	changes in laws and regulations to which we are subject, including tax, environmental, transportation and employment regulations or new interpretations by regulatory agencies concerning such laws and regulations; and

•	the costs and effects of legal and administrative proceedings.

You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” in this prospectus and those incorporated by reference into this prospectus from our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q filed after our most recent Annual Report on Form 10-K.

RISK FACTORS

An investment in our common units involves risks. You should consider carefully the following risk factors relating to our Distribution Reinvestment Plan, or the “Plan,” together with all of the other information included in, or incorporated by reference into, this prospectus before deciding to participate in the Plan. The risks relating to the Plan are not the only risks associated with an investment in our common units. For key current (i) risks inherent in our business that may have a material impact on our results of operations and financial condition, (ii) risks inherent in an investment in us related to our common units as a result of our partnership structure, and (iii) tax risks to common unitholders, please read “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, and our future annual and quarterly reports that are incorporated by reference into this prospectus, as such information may be amended or supplemented by any future filings with the Securities and Exchange Commission (the “SEC”).

This prospectus also contains or incorporates by reference forward-looking statements that involve risks and uncertainties. Please read “Cautionary Statement Concerning Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including risks described in the above documents and in this prospectus. If the events or possibilities described in any of these risks occur, our business, financial position, results of operations or cash flows could be adversely affected. In that case, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Relating to the Plan

You will not know the price of the common units you are purchasing under the Plan at the time you authorize the investment or elect to have your distributions reinvested. The price of our common units may fluctuate between the time you decide to purchase common units under the Plan and the time of actual purchase. As a result, you may purchase common units at a price higher than the price you anticipated.

If you instruct the administrator to sell common units under the Plan, you will not be able to direct the time or price at which your common units are sold. The price of our common units may decline between the time you decide to sell common units and the time of actual sale.

If you decide to withdraw from the Plan and you request a certificate for common units credited to you under the Plan from the administrator, the market price of our common units may decline between the time you decide to withdraw and the time you receive the certificate.

THE PLAN

Plan Overview

The Plan offers a simple, convenient and no-cost way for owners of our common units to invest all or a portion of their cash distributions in our common units. The Plan is designed for long-term investors who wish to invest and build their common unit ownership over time. Unlike an individual brokerage account, the timing of purchases is subject to the provisions of the Plan. The principal terms and conditions of the Plan are summarized in this prospectus under “Commonly Asked Questions” below.

We have appointed American Stock Transfer & Trust Company LLC, or the “Administrator,” to administer the Plan, and certain administrative support will be provided to the Administrator by its designated affiliates. Together, the Administrator and its affiliates will purchase and hold common units for Plan participants, keep records, send statements and perform other duties required by the Plan.

Only registered holders of our common units can participate directly in the Plan. If you are a beneficial owner of common units in a brokerage account and wish to reinvest your distributions, you can make arrangements with your broker or nominee to participate in the Plan on your behalf, or you can request that your common units become registered in your name.

Please read this entire prospectus for a more detailed description of the Plan. If you are a registered holder of our common units and would like to participate in the Plan, you can enroll online by following the enrollment procedures specified on the Administrator’s website at www.amstock.com or by completing and signing an authorization form and returning it to the Administrator. Authorization forms may be obtained at any time by written request, by contacting the Administrator at the address and telephone number provided in Question 6, or via the Internet at the Administrator’s website at www.amstock.com.

COMMONLY ASKED QUESTIONS

1.	How can I participate in the Plan?

If you are a current holder of record, or registered holder, of our common units, you may participate directly in the Plan. If you own common units that are registered in someone else’s name (for example, a bank, broker or trustee), the Plan allows you to participate through such person, should they elect to participate, without having to withdraw your common units from such bank, broker or trustee. If your broker or bank elects not to participate in the Plan on your behalf, you can participate by withdrawing your common units from such bank or broker and registering your common units in your name.

2.	How do I get started?

If you are a registered holder of our common units, once you have read this prospectus, you can get started by enrolling in the Plan online by following the enrollment procedures specified on the Administrator’s website at www.amstock.com or by completing and signing an authorization form (see Question 6) and returning it to the Administrator. Your participation will begin promptly after your authorization is received. Once you have enrolled, your participation continues automatically, as long as you wish. If you own common units that are registered in someone else’s name (for example a bank, broker or trustee), then you should contact such person to arrange for them to participate in the Plan on your behalf.

3.	How are distributions reinvested?

By enrolling in the Plan, you direct the Administrator to apply distributions to the purchase of additional common units in accordance with the terms and conditions of the Plan. You may elect to reinvest all or a portion of your distributions in additional common units. The Administrator will invest distributions in whole and fractional common units on the quarterly distribution payment date (the investment date). No interest will be paid on funds held by the Administrator pending investment.

If the Administrator receives your authorization form on or before the record date for the payment of the next distribution, the amount of the distribution that you elect to be reinvested will be invested in additional common units for your Plan account. If the authorization form is received in the period after any distribution record date, that distribution will be paid by check or automatic deposit to a bank account that you designate and your initial distribution reinvestment will commence with the following distribution.

You may change your distribution reinvestment election at any time online via www.amstock.com, by telephone or by notifying the Administrator in writing. To be effective with respect to a particular distribution, any such change must be received by the Administrator on or before the record date for that distribution.

4.	When are distributions reinvested?

The investment date will be the distribution payment date for each quarter (generally, on or around the 15th calendar day of February, May, August and November). The record date for eligibility to receive distributions generally will be approximately one week before the date upon which distributions are paid. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 30 days of the distribution payment date, the Administrator will return the funds to you by check or by automatic deposit to a bank account that you designate. No interest will be paid on funds held by the Administrator pending investment.

5.	What is the source and price of common units purchased under the Plan?

We have the sole discretion to determine whether common units purchased under the Plan will come from our authorized but unissued common units or from common units purchased on the open market by the

Administrator. We currently intend to use our authorized but unissued common units for all common units to be purchased under the Plan.

The price for authorized but unissued common units purchased with reinvested distributions will be the average of the high and low trading prices of the common units on the New York Stock Exchange — Composite Transactions for the five trading days immediately preceding the investment date, less a discount ranging from 0% to 5%. The discount is initially set at 5%; therefore, the initial purchase price for authorized but unissued common units purchased with reinvested distributions will be 95% of such average trading price. (Note: If you participate in the Plan through your broker, you should consult with your broker to determine if your broker will charge you a service fee.)

The purchase price for common units purchased with reinvested distributions on the open market will be the weighted average price of all common units purchased for the Plan for the respective investment date, less a discount ranging from 0% to 5%. (Note: If you participate in the Plan through your broker, you should consult with your broker to determine if your broker will charge you a service fee.)

We will provide notice to you of any changes in the discount rate at least 30 days prior to the following record date.

6.	Who is the Administrator of the Plan?

American Stock Transfer & Trust Company LLC is the Administrator of the Plan. Certain administrative support will be provided to the Administrator by its designated affiliates.

For transaction requests, please write to the Administrator at the following address: American Stock Transfer & Trust Company LLC, Wall Street Station, P.O. Box 922, New York, New York 10269-0560. For all other correspondence regarding the Plan, please write to the Administrator at the following address: American Stock Transfer & Trust Company LLC, 6201 Fifteenth Avenue, Brooklyn, New York 11219. In addition, you may call the Administrator at (888) 257-7340 or contact the Administrator via the Internet at www.amstock.com.

Please include a reference to Energy Transfer Partners, L.P. and this Plan in all correspondence.

7.	What is the cost of participating in the Plan?

There is no fee for reinvesting distributions through the Plan. You may be responsible for certain charges if you withdraw from the Plan. Additionally, if you are a beneficial owner of our common units and are participating in the Plan through your broker, you should consult with your broker; you may be charged a fee by your broker for participating in the Plan on your behalf.

8.	How many common units will be purchased for my account?

If you are a registered holder of our common units and are directly participating in the Plan, the number of common units, including fractional common units, purchased under the Plan will depend on the amount of your cash distribution you elect to reinvest and the price of the common units determined as provided above. Common units purchased under the Plan, including fractional common units, will be credited to your account. Both whole and fractional common units will be purchased. Fractional common units will be computed to three decimal places.

If you are a beneficial owner and are participating in the Plan through your broker, you should contact your broker for the details of how the number of common units you purchase will be determined.

This prospectus relates to 5,750,000 of our common units registered for sale under the Plan. We cannot assure you there will be enough common units to meet the requirements under the Plan. If we do not have a sufficient number of authorized but unissued common units to meet the Plan requirements during any quarter, and if the Administrator is unable to purchase a sufficient number of common units in the open market, any reinvested distributions received by the Administrator but not invested in our common units under the Plan will be returned to participants without interest.

9.	What are the tax consequences of purchasing common units under the Plan?

For tax purposes, you will be treated as if you first received the full cash distribution on your common units that participate in the Plan and then purchased additional common units with the portion of such cash distributions that is subject to the Plan. As a result, your adjusted basis for tax purposes in your common units will be reduced by the full amount of the deemed cash distribution and then increase by the amount of the distributions reinvested in additional common units pursuant to the Plan. Purchasing common units pursuant to the Plan will not affect the tax obligations associated with the common units you currently own and your allocable share of our net income allocable to such common units. However, participation in the Plan will reduce the amount of cash distributions available to you to satisfy any tax obligations associated with owning such common units. Please read “Material Income Tax Consequences” for information relevant to holders of common units generally.

10.	How can I withdraw from the Plan?

If you are a registered holder of our common units, you may discontinue the reinvestment of your distributions at any time by providing notice to the Administrator. In addition, you may change your distribution election online under the Administrator’s account management service, as described above. To be effective for a particular distribution payment, the Administrator must receive notice three days prior to the payment date for that distribution for that distribution to be paid out in cash. In addition, you may request that all or part of your common units be sold. When your common units are sold through the Administrator, you will receive the proceeds less a service fee of $15.00 and any brokerage trading fees, currently $0.10 per unit.

If you are a beneficial owner of our common units and you are participating in the Plan through your broker, you should direct your broker to discontinue participation in the Plan on your behalf.

If you dispose of all the common units registered in your name, but do not give notice of withdrawal to the Administrator, the Administrator will continue to reinvest the cash distributions on any common units held in your account under the Plan until the Administrator is notified otherwise.

Generally, an owner of common units may again become a participant in the Plan. However, we reserve the right to reject the enrollment of a previous participant in the Plan on grounds of excessive joining and termination. This reservation is intended to minimize administrative expense and to encourage use of the Plan as a long-term investment service.

11.	How will my common units be held under the Plan?

If you are a registered holder of our common units and you are directly participating in the Plan, the common units that you acquire under the Plan will be maintained in your Plan account in non-certificated form for safekeeping. Safekeeping protects your common units against physical loss, theft or accidental destruction and also provides a convenient way for you to keep track of your common units. Only common units held in safekeeping may be sold through the Plan.

If you own common units in certificated form, you may deposit your certificates for those common units that you own and that are registered in your name for safekeeping under the Plan with the Administrator, for a one-time fee of $7.50. This fee will be waived by the plan administrator if you are selling your certificated common units at the same time you are committing common units with the Administrator for safekeeping. The Administrator will credit the common units represented by the certificates to your account in “book-entry” form and will combine the common units with any whole and fractional units then held in your plan account. In addition to protecting against the loss, theft or destruction of your certificates, this service is convenient if and when you sell common units through the Plan. Because you bear the risk of loss in sending certificates to the Administrator, you should send certificates by registered mail, return receipt requested, and properly insured to the address specified in Question 6 above.

No certificates will be issued to you for common units in the Plan unless you submit a written request to the Administrator or until your participation in the Plan is terminated. At any time, you may request the Administrator to send a certificate for some or all of the common units credited to your account. This request should be mailed to the Administrator at the address set forth in the answer to Question 6 or made via www.amstock.com. There is no fee for this service. Any remaining whole common units and any fraction of a common unit will remain credited to your plan account. Certificates for fractional common units will not be issued under any circumstances.

If you are a beneficial owner of our common units and you are participating in the Plan through your broker, the common units that are purchased on your behalf under the Plan will be maintained in your account with your broker.

12.	How do I sell common units held under the Plan?

If you are a registered holder of our common units and you are directly participating in the Plan, you can sell your Plan common units at any time by contacting the Administrator. Your sale request will be processed, and your common units will, subject to market conditions and other facts, generally be sold within 24 hours of receipt and processing of your request. Please note that the Administrator cannot and does not guarantee the actual sale date or price, nor can it stop or cancel any outstanding sale or issuance requests. All requests are final. The Administrator will mail a check to you (less applicable sales fees) on the settlement date, which is three business days after your common units have been sold. Please allow an additional five to seven business days from the settlement date to receive your check.

Alternatively, you may choose to withdraw your common units from your Plan account and sell them through a broker of your choice, in which case you would have to request that the Administrator electronically transfer your common units to the broker through the Direct Registration System. Or, you may request a certificate for your common units from the Administrator for delivery to your broker prior to such sale.

If you are a beneficial owner of our common units and you are participating in the Plan through your broker, you should contact your broker to sell your common units.

13.	How will I keep track of my investments?

If you are a registered holder of our common units and you are directly participating in the Plan, the Administrator will send you a transaction notice confirming the details of each transaction that you make and a quarterly statement of your account.

If you are a beneficial owner of our common units and you are participating in the Plan through your broker, the details of the reinvestment transactions will be maintained by your broker. You should contact your broker to determine how this information will be provided to you.

14.	Can the Plan be suspended, modified or terminated?

We reserve the right to suspend, modify or terminate the Plan at any time. Participants will be notified of any suspension, modification or termination of the Plan. If you are a registered holder of our common units and you are directly participating in the Plan, upon our termination of the Plan, a certificate will be issued to you for the number of whole common units in your account. Any fractional common unit in your Plan account will be converted to cash and remitted to you by check.

15.	What would be the effect of any unit splits, unit distributions or other distributions?

Any common units we distribute as a distribution on common units (including fractional common units) that are credited to your account under the Plan, or upon any split of such common units, will be fully credited to your account including common units held by you. In the event of a rights offering, your entitlement will be based upon your total holdings, including those credited to your account under the Plan. Rights applicable to common units credited to your account under the Plan will be sold by the Administrator and the proceeds will be credited to your account under the Plan and applied to the purchase of common units on the next investment date.

If you want to exercise, transfer or sell any portion of the rights applicable to the common units credited to your account under the Plan, you must request, at least two days prior to the record date for the issuance of any such rights, that a portion of the common units credited to your account be transferred from your account and registered in your name. Transaction processing may either be curtailed or suspended until the completion of any stock dividend, unit split or other corporate action.

Responsibilities Under the Plan

We, the Administrator and any agent will not be liable in administering the Plan for any act done in good faith, or for any omission to act in good faith with regards to purchasing and/or selling common units for participants and, including, without limitation, any claim of liability arising out of failure to terminate a participant’s account upon that participant’s death prior to the receipt of notice in writing of such death. Since we have delegated all responsibility for administering the Plan to the Administrator, we specifically disclaim any responsibility for any of its actions or inactions in connection with the administration of the Plan.

You should recognize that neither we, the Administrator, nor any agent can assure you of a profit or protect you against an economic loss on common units purchased under the Plan.

USE OF PROCEEDS

We do not know either the number of common units that will be purchased under the Plan or the prices at which common units will be sold to participants. In connection with purchases of authorized but unissued common units under the Plan, our general partner is entitled, but not obligated, to make a capital contribution in order to maintain its general partner interest in us, which is currently 1.7%. The net proceeds we realize from sales of our common units pursuant to the Plan, including our general partner’s proportionate capital contribution, if any, will be used for general partnership purposes.

DESCRIPTION OF UNITS

As of December 31, 2010, there were approximately 265,000 separate common unitholders, which includes common units held in street name. Our common units represent limited partner interests in us that entitle the holders to the rights and privileges specified in our Second Amended and Restated Agreement of Limited Partnership.

Common Units, Class E Units and General Partner Interest

As of December 31, 2010, we had 193,212,590 common units outstanding, of which 142,985,623 were held by the public, including approximately 575,000 common units held by our officers and directors, and 50,226,967 common units held by ETE. Our common units are listed for trading on the NYSE under the symbol “ETP.” The common units are entitled to distributions of available cash as described below under “Cash Distribution Policy.”

There are currently 8,853,832 Class E units outstanding, all of which were issued in conjunction with our purchase of the capital stock of Heritage Holdings Inc., or Heritage Holdings, in January 2004, and are currently owned by our subsidiary Heritage Holdings. The Class E units generally do not have any voting rights. These Class E units are entitled to aggregate cash distributions equal to 11.1% of the total amount of cash distributed to all unitholders, including the Class E unitholders, up to $1.41 per unit per year. Management plans to continue its ownership of the Class E units by Heritage Holdings indefinitely.

As of December 31, 2010, our general partner owned an approximate 1.8% general partner interest in us and the holders of common units and Class E units collectively owned an approximate 98.2% limited partner interest in us.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion, without the approval of the unitholders. Any such additional partnership securities may be senior to the common units.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of the general partner, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner has the right to make additional capital contributions to the extent necessary to maintain its then-existing general partner interest in us. In the event that our general partner does not make its proportionate share of capital contributions to us based on its then-current general partner interest percentage, its general partner percentage will be proportionately reduced. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Unitholder Approval

The following matters require the approval of the majority of the outstanding common units, including the common units owned by the general partner and its affiliates:

•	a merger of our partnership;

•	a sale or exchange of all or substantially all of our assets;

•	dissolution or reconstitution of our partnership upon dissolution;

•	certain amendments to the partnership agreement; and

•	the transfer to another person of the incentive distribution rights at any time, except for transfers to affiliates of the general partner or transfers in connection with the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to, another person.

The removal of our general partner requires the approval of not less than 66 2/3% of all outstanding units, including units held by our general partner and its affiliates. Any removal is subject to the election of a successor general partner by the holders of a majority of the outstanding common units, including units held by our general partner and its affiliates.

Our general partner manages and directs all of our activities. The activities of our general partner are managed and directed by its general partner, Energy Transfer Partners, L.L.C., or ETP LLC. Our officers and directors are officers and directors of ETP LLC. ETE, as the sole member of ETP LLC, is entitled under the limited liability company agreement of ETP LLC to appoint all directors of ETP LLC. Our unitholders do not have the ability to nominate directors or vote in the election of the directors of ETP LLC.

Amendments to Our Partnership Agreement

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. Certain amendments require the approval of a majority of the outstanding common units, including common units owned by the general partner and its affiliates. Any amendment that materially and adversely affects the rights or preferences of any class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the class of partnership interests so affected. Our general partner may make amendments to the partnership agreement without unitholder approval to reflect:

•	a change in our name, the location of our principal place of business or our registered agent or office;

•	the admission, substitution, withdrawal or removal of partners;

•	a change to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability or to ensure that neither we nor our operating partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change that does not adversely affect our unitholders in any material respect;

•	a change (i) that is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, or (B) facilitate the trading of common units or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the common units are or will be listed for trading, (ii) that is necessary or advisable in connection with action taken by our general partner with respect to subdivision and combination of our securities or (iii) that is required to effect the intent expressed in our partnership agreement;

•	a change in our fiscal year or taxable year and any changes that are necessary or advisable as a result of a change in our fiscal year or taxable year;

•	an amendment that is necessary to prevent us, or our general partner or its directors, officers, trustees or agents from being subjected to the provisions of the Investment Company Act of 1940, as amended, the

Investment Advisors Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended;

•	an amendment that is necessary or advisable in connection with the authorization or issuance of any class or series of our securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with our partnership agreement;

•	an amendment that is necessary or advisable to reflect, account for and deal with appropriately our formation of, or investment in, any corporation, partnership, joint venture, limited liability company or other entity other than our operating partnership, in connection with our conduct of activities permitted by our partnership agreement;

•	a merger or conveyance to effect a change in our legal form; or

•	any other amendment substantially similar to the foregoing.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner by giving 90 days’ written notice to unitholders, and that withdrawal will not constitute a violation of our partnership agreement. Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of our outstanding units, excluding the common units held by the withdrawing general partner and its affiliates, agree to continue our business and to appoint a successor general partner.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. In addition, if our general partner is removed as our general partner under circumstances where cause does not exist, our general partner will have the right to receive cash in exchange for its partnership interest as a general partner in us, its partnership interest as the general partner of any member of the Energy Transfer partnership group and its incentive distribution rights. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of the majority of our outstanding common units, including those held by our general partner and its affiliates.

While our partnership agreement limits the ability of our general partner to withdraw, it allows the general partner interest to be transferred if, among other things, the transferee assumes the rights and duties of our general partner, furnishes an opinion of counsel regarding limited liability and tax matters and agrees to purchase all (or the appropriate portion thereof, if applicable) of our general partner’s general partner interest in us and any of our subsidiaries. In addition, our partnership agreement expressly permits the sale, in whole or in part, of the ownership of our general partner. Our general partner may also transfer, in whole or in part, any common units it owns.

Transfer of General Partner Interest

Our general partner may transfer its general partner interest to a third party without the consent of the unitholders. Furthermore, the general partner of our general partner may transfer its general partner interest in our general partner to a third party without the consent of the unitholders. Any new owner of the general partner or the general partner of the general partner would be in a position to replace the officers of the general partner with its own choices and to control the decisions taken by such officers.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continue as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

•	then, to all partners in accordance with the positive balance in their respective capital accounts.

Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to our partners, our general partner may distribute assets in kind to our partners.

Limited Call Right

If at any time less than 20% of the total limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right to acquire all, but not less than all, of those common units at a price no less than their then-current market price. As a consequence, a unitholder may be required to sell his common units at an undesirable time or price. Our general partner may assign this purchase right to any of its affiliates or us.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Any indemnification under these provisions will only be out of our assets. Our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to effectuate any indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Listing

Our outstanding common units are listed on the NYSE under the symbol “ETP.” Any additional common units we issue also will be listed on the NYSE.

Transfer Agent and Registrar

The transfer agent and registrar for the common units is American Stock Transfer & Trust Company.

Transfer of Common Units

Each purchaser of common units offered by this prospectus must execute a transfer application. By executing and delivering a transfer application, the purchaser of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that such person has the capacity, power and authority to enter into the partnership agreement;

•	grants to our general partner the power of attorney to execute and file documents required for our existence and qualification as a limited partnership, the amendment of the partnership agreement, our dissolution and liquidation, the admission, withdrawal, removal or substitution of partners, the issuance of additional partnership securities and any merger or consolidation of the partnership; and

•	makes the consents and waivers contained in the partnership agreement, including the waiver of the fiduciary duties of the general partner to unitholders as described in “Risk Factors — Risks Related to Conflicts of Interests — Our partnership agreement limits our General Partner’s fiduciary duties to our Unitholders and restricts the remedies available to Unitholders for actions taken by our General Partner that might otherwise constitute breaches of fiduciary duty” included in our Annual Report on Form 10-K for the year ended December 31, 2010.

An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Although the general partner has no current intention of doing so, it may withhold its consent in its sole discretion. An assignee who is not admitted as a limited partner will remain an assignee. An assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Furthermore, our general partner will vote and exercise other powers attributable to common units owned by an assignee at the written direction of the assignee.

Transfer applications may be completed, executed and delivered by a purchaser’s broker, agent or nominee. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired, the purchaser has the right to request admission as a substituted limited partner in our partnership for the purchased common units. A purchaser of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the purchased common units.

Thus, a purchaser of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or NYSE regulations.

Status as Limited Partner or Assignee

Except as described under “— Limited Liability,” the common units will be fully paid, and the unitholders will not be required to make additional capital contributions to us.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement, constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as the general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if after the distribution all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of our partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to our partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from our partnership agreement.

Our subsidiaries currently conduct business in all of the lower 48 states. To maintain the limited liability for Energy Transfer Partners, L.P., as the holder of a 100% limited partner interest in Heritage Operating, L.P., we may be required to comply with legal requirements in the jurisdictions in which Heritage Operating, L.P. conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest in Heritage Operating, L.P. or otherwise, conducting business in any state without compliance with the applicable limited partnership statute, or that our right or the exercise of our right to remove or replace Heritage Operating, L.P.’s general partner, to approve some amendments to Heritage Operating, L.P.’s partnership agreement, or to take other action under Heritage Operating, L.P.’s partnership agreement constituted “participation in the control” of Heritage Operating, L.P.’s business for purposes of the statutes of any relevant jurisdiction, then we could be held personally liable for Heritage Operating, L.P.’s obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner as our general partner considers reasonable and necessary or appropriate to preserve our limited liability.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. If authorized by our general partner, any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than our general partner and its affiliates, owns, in the aggregate, beneficial ownership of 20% or more of the common units then outstanding, the person or group will lose voting rights on all of its common units and its common units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. Reporting for tax purposes is done on a calendar year basis.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

CASH DISTRIBUTION POLICY

Following is a description of the relative rights and preferences of holders of our common units in and to cash distributions. Upon the issuance of any additional common units, the general partner may make, but is not obligated to make, capital contributions to maintain its then current general partner interest. In the event the general partner elects not to make such capital contribution, its general partner interest will be diluted accordingly. As of December 31, 2010, our general partner owned an approximate 1.8% general partner interest in us.

Distributions of Available Cash

General.  We will distribute all of our “available cash” to our unitholders and our general partner within 45 days following the end of each fiscal quarter.

Definition of Available Cash.  Available cash is defined in our partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the end of such quarter:

•	less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law or any debt instrument or other agreement (including reserves for future capital expenditures and for our future credit needs); or

•	provide funds for distributions to unitholders and our general partner in respect of any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit facilities and in all cases are used solely for working capital purposes or to pay distributions to partners.

Operating Surplus and Capital Surplus

General.  All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus.  Operating surplus for any period generally means:

•	our cash balance on the closing date of our initial public offering; plus

•	$10.0 million (as described below); plus

•	all of our cash receipts since the closing of our initial public offering, excluding cash from interim capital transactions such as borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	our working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures after the closing of our initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves that the general partner deems necessary or advisable to provide funds for future operating expenditures.

Definition of Capital Surplus.  Generally, capital surplus will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions.  We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $10.0 million in addition to our cash balance on the closing date of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that enables us, if we choose, to distribute as operating surplus up to $10.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus. We have not made, and we anticipate that we will not make, any distributions from capital surplus.

Incentive Distribution Rights

Incentive distribution rights represent the contractual right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution has been paid. Please read “— Distributions of Available Cash from Operating Surplus” below. The general partner owns all of the incentive distribution rights.

Distributions of Available Cash from Operating Surplus

The terms of our partnership agreement require that we make cash distributions with respect to each calendar quarter within 45 days following the end of each calendar quarter. We are required to make distributions of available cash from operating surplus for any quarter in the following manner:

•	First, 100% to all common and Class E unitholders and the general partner, in accordance with their percentage interests, until each common unit has received $0.25 per unit for such quarter (the “minimum quarterly distribution”);

•	Second, 100% to all common and Class E unitholders and the general partner, in accordance with their respective percentage interests, until each common unit has received $0.275 per unit for such quarter (the “first target distribution”);

•	Third, 87% to all common and Class E unitholders and the general partner, in accordance with their respective percentage interests, and 13% to the holders of incentive distribution rights, pro rata, until each common unit has received $0.3175 per unit for such quarter (the “second target distribution”);

•	Fourth, 77% to all common and Class E unitholders and the general partner, in accordance with their respective percentage interests, and 23% to the holders of incentive distribution rights, pro rata, until each common unit has received $0.4125 per unit for such quarter (the “third target distribution”); and

•	Fifth, thereafter, 52% to all common and Class E unitholders and the general partner, in accordance with their respective percentage interests, and 48% to the holders of incentive distribution rights, pro rata.

Notwithstanding the foregoing, the distributions on each Class E unit may not exceed $1.41 per year.

Distributions of Available Cash from Capital Surplus

The terms of our partnership agreement require that we make cash distributions with respect to each calendar quarter within 45 days following the end of each calendar quarter. We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, 100% to all unitholders and the general partner, in accordance with their respective percentage interests, until we distribute for each common unit an amount of available cash from capital surplus equal to the initial public offering price;

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price per common unit less any distributions of capital surplus per unit is referred to as the “unrecovered capital”.

If we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust our minimum quarterly distribution, our target cash distribution levels, and our unrecovered capital.

For example, if a two-for-one split of our common units should occur, our unrecovered capital would be reduced to 50% of our initial level. We will not make any adjustment by reason of our issuance of additional units for cash or property.

On January 14, 2005, our general partner announced a two-for-one split of our common units that was effected on March 15, 2005. As a result, our minimum quarterly distribution and the target cash distribution levels were reduced to 50% of their initial levels. Our adjusted minimum quarterly distribution and the adjusted target cash distribution levels are reflected in the discussion above under the caption “Distributions of Available Cash from Operating Surplus.”

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce our minimum quarterly distribution and the target cash distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates.

Distributions of Cash Upon Liquidation

General.  If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

Manner of Adjustments for Gain.  The manner of the adjustment for gain is set forth in our partnership agreement in the following manner:

•	First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 100% to the common unitholders and the general partner, in accordance with their respective percentage interests, until the capital account for each common unit is equal to the sum of:

•	the unrecovered capital; and

•	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	Third, 100% to all unitholders and the general partner, in accordance with their respective percentage interests, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 100% to the unitholders and the general partner, in accordance with their percentage interests, for each quarter of our existence;

•	Fourth, 87% to all unitholders and the general partner, in accordance with their respective percentage interests, and 13% to the holders of the incentive distribution rights, pro rata, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 87% to the unitholders and the general partner, in accordance with their percentage interests, and 13% to the holders of the incentive distribution rights, pro rata, for each quarter of our existence;

•	Fifth, 77% to all unitholders and the general partner, in accordance with their respective percentage interests, and 23% to the holders of the incentive distribution rights, pro rata, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 77% to the unitholders and the general partner, in accordance with their respective percentage interests, and 23% to the holders of the incentive distribution rights, pro rata, for each quarter of our existence; and

•	Sixth, thereafter, 52% to all unitholders and the general partner, in accordance with their respective percentage interests, and 48% to the holders of the incentive distribution rights, pro rata.

Manner of Adjustment for Losses.  Upon our liquidation, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•	First, 100% to the holders of common units and the general partner in proportion to the positive balances in the common unitholders’ capital accounts and the general partner’s percentage interest, respectively, until the capital accounts of the common unitholders have been reduced to zero; and

•	Second, thereafter, 100% to the general partner.

Adjustments to Capital Accounts upon the Issuance of Additional Units.  We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

This section is a summary of the material tax considerations that may be relevant to prospective Plan participants who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Energy Transfer Partners, L.P. and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

No ruling has been or will be requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read ‘‘— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership— Section 754 Election” and “— Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof, including the retail and wholesale marketing of propane, certain hedging activities and the transportation of propane and natural gas liquids. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 6% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its Treasury Regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and each of our operating subsidiaries will, except as otherwise provided, be disregarded as an entity separate from us or will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include:

(a) Except for Heritage Holdings, Inc., Energy Transfer del Peru S.R.L., Heritage LP, Inc., Heritage Service Corp., M-P Oils Ltd., Oasis Partner Company, Oasis Pipe Line Company, Oasis Pipe Line Finance Company, Oasis Pipe Line Management Company and Titan Propane Services, Inc., neither we nor any of our operating entities are taxed as corporations or have elected or will elect to be treated as a corporation;

(b) For each taxable year, more than 90% of our gross income has been and will be income of the type that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(c) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities of the type that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

We believe that these representations have been true in the past and expect that these representations will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts) we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units. The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Energy Transfer Partners, L.P. will be treated as partners of Energy Transfer Partners, L.P. for federal income tax purposes. Also:

(a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Energy Transfer Partners, L.P. for federal income tax purposes. As there is no direct or indirect controlling authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units. A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership— Treatment of Short Sales.” Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Energy Transfer Partners, L.P. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Energy Transfer Partners, L.P., for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  Subject to the discussion below under “— Entity-Level Collections,” we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Plan participants will be allocated taxable income and loss in the same manner as all other common unitholders even if they elect to reinvest their entire cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent that the amount of cash distributed or deemed to be distributed exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below.

If, and to the extent that, a unitholder participates in the Plan, such unitholder will receive common units in lieu of all or a portion of any cash distributions he would otherwise receive from us. The tax consequences of such participation are generally expected to be the same to the Plan participants as if they had received their cash distributions paid to the common unitholders and then used these cash distributions to purchase additional common units either from us or on the open market, depending on how we instruct the Plan administrator to reinvest the distributions subject to the Plan.

Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by any amount he pays for additional common units (including any portion of a distribution from us that is reinvested pursuant to the Plan), his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us (including cash distributions that are reinvested), by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder estate, trust, or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable. In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner. Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of the offering, referred to in this discussion as “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market value at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all holders of partnership interests immediately prior to, or in conjunction with, such other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible. An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. These rates are subject to change by new legislation at any time or as a result of sunset provisions.

In addition, a new 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts is scheduled to apply for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain recognized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election.  We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “— Disposition of Common Units — Constructive Termination.” The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we have historically adopted as to all property other than certain goodwill properties and which we will generally adopt as to all properties going forward), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straightline method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. If we elect a method other than the remedial method with respect to a goodwill property, the common basis of such property is not amortizable. Please read “— Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units— Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding an interest in us prior to such offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “— Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at favorable rates, currently a maximum U.S. federal income tax rate of 15%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal

Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. Recently, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Technical Termination.  We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A technical termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A technical termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a technical termination, including a new election under Section 754 of the Internal Revenue Code, and a technical termination would result in a deferral of our deductions for depreciation. A technical termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a technical termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a publicly traded partnership technical termination relief program whereby a publicly traded partnership that technically terminates may be allowed to provide one Schedule K-1 to unitholders for the fiscal year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the Treasury Regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). Please read “— Tax Consequences of Unit Ownership— Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “— Tax Consequences of Unit Ownership — Section 754 Election,” Vinson & Elkins L.L.P. has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described to a limited extent below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, or beneficiaries of trusts or estates, that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units. The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is:

1. a person that is not a United States person;

2. a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3. a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more of the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking “economic substance.” To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property or conduct business in more than 40 states. Most of these states impose an income tax on individuals, corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read ‘‘— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

PLAN OF DISTRIBUTION

Subject to the discussion below, we will distribute newly issued common units sold under the Plan. A registered broker/dealer that is an affiliate of the Administrator will assist in the identification of investors and other related services, but will not be acting as an underwriter with respect to common units sold under the Plan. You will pay no service fees or brokerage trading fees whether common units are newly issued or purchased in the open market. We will pay all brokerage trading fees or other charges on common units purchased through the Plan. However, if you are participating in the Plan through your broker, you may be charged a fee by your broker for participating in the Plan on your behalf. Additionally, if you request that your common units held by the Administrator be sold, you will receive the proceeds less a service fee of $15.00 and any brokerage trading fees. The common units are currently listed on the New York Stock Exchange.

Persons who acquire common units through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Exchange Act, and may be considered to be underwriters within the meaning of the Securities Act. We will not extend to any such person any rights or privileges other than those to which he, she or it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the common units.

We have no arrangements or understandings, formal or informal, with any person relating to the sale of our common units to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purposes of the Plan.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. will also render an opinion on the material federal income tax consequences regarding the securities.

EXPERTS

The audited consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Energy Transfer Partners, L.P. incorporated by reference in this prospectus have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. We also make available free of charge on our website, at http://www.energytransfer.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Additionally, you can obtain information about us through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common units are listed.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

We incorporate by reference in this prospectus the documents listed below:

•	our annual report on Form 10-K for the year ended December 31, 2010;

•	our current report on Form 8-K filed January 27, 2011, March 23, 2011, March 31, 2011 and April 15, 2011, and our Form 8-K/A filed on March 25, 2011 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current reports on Form 8-K); and

•	all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of this offering.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at http://www.energytransfer.com, or by writing or calling us at the address set forth below. Information on our website is not incorporated into this prospectus and is not a part of this prospectus.

Energy Transfer Partners, L.P.
3738 Oak Lawn Avenue
Dallas, TX 75219
Attention: Thomas P. Mason
Telephone: (214) 981-0700

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the amounts set forth below are estimates:

Securities and Exchange Commission registration fee	$34,694
Legal fees and expenses	50,000
Accounting fees and expenses	15,000
Printing and engraving expenses	57,000
Miscellaneous	10,306

Total	$167,000

Item 15.	Indemnification of Directors and Officers

Energy Transfer Partners, L.P. is a partnership organized under the laws of the State of Delaware. The partnership agreement of Energy Transfer Partners, L.P. provides that the partnership will indemnify (i) its general partner, any departing partner (as defined therein), any person who is or was an affiliate of its general partner or any departing partner, (ii) any person who is or was a director, officer, employee, agent or trustee of the partnership, (iii) any person who is or was an officer, director, employee, agent or trustee of its general partner or any departing partner or any affiliate of its general partner or any departing partner, or (iv) any person who is or was serving at the request of its general partner or any departing partner or any affiliate of its general partner or any departing partner as an officer, director, employee, partner, agent, fiduciary or trustee of another person (each, an “Indemnitee”), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint and several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as any of the foregoing; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of the partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the partnership, and the general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to each applicable partnership to enable it to effectuate, such indemnification. Energy Transfer Partners, L.P. is authorized to purchase (or to reimburse the general partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with each of the partnerships activities, regardless of whether each of the applicable partnerships would have the power to indemnify such person against such liabilities under the provisions described above.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

The following documents are filed as exhibits to this registration:

Exhibit
Number	Description

2.1	Redemption and Exchange Agreement, dated May 10, 2010, by and among Energy Transfer Partners, L.P. and Energy Transfer Equity, L.P.(13)
2.2	Purchase Agreement among ETP-Regency Midstream Holdings, LLC, LDH Energy Asset Holdings LLC and Louis Dreyfus Highbridge Energy LLC, and for the limited purposes of Section 6.01(c), 6.02 and 6.17 therein only, Energy Transfer Partners, L.P., and for the limited purposes of Section 6.01(c) and 6.02 therein only, Regency Energy Partners LP dated as of March 22, 2011.(14)
4.1	Registration Rights Agreement for Limited Partner Interests of Heritage Propane Partners, L.P.(1)
4.2	Unitholder Rights Agreement dated January 20, 2004 among Heritage Propane Partners, L.P., Heritage Holdings, Inc., TAAP LP and La Grange Energy, L.P.(2)
4.3	Indenture dated January 18, 2005 among Energy Transfer Partners, L.P., the subsidiary guarantors named therein and Wachovia Bank, National Association, as trustee.(3)
4.4	First Supplemental Indenture dated January 18, 2005, among Energy Transfer Partners, L.P., the subsidiary guarantors names therein and Wachovia Bank, National Association, as trustee.(4)
4.5	Second Supplemental Indenture dated as of February 24, 2005 to Indenture dated as of January 18, 2005, among Energy Transfer Partners, L.P., the subsidiary guarantors named therein and Wachovia Bank, National Association, as trustee.(5)
4.6	Third Supplemental Indenture dated as of July 29, 2005 to Indenture dated January 18, 2005, among Energy Transfer Partners, L.P., the subsidiary guarantors named therein and Wachovia Bank, National Association, as trustee.(6)
4.7	Fourth Supplemental Indenture dated as of June 29, 2006 to Indenture dated January 18, 2005, among Energy Transfer Partners, L.P., the subsidiary guarantors named therein and Wachovia Bank, National Association, as trustee.(7)
4.8	Fifth Supplemental Indenture dated as of October 23, 2006 to Indenture dated January 18, 2005, among Energy Transfer Partners, L.P., the subsidiary guarantors named therein and Wachovia Bank, National Association, as trustee.(8)
4.9	Sixth Supplemental Indenture dated as of March 28, 2008 to Indenture dated January 18, 2005, among Energy Transfer Partners, L.P., the subsidiary guarantors named therein and Wachovia Bank, National Association, as trustee.(9)
4.10	Seventh Supplemental Indenture dated as of December 23, 2008 to Indenture dated January 18, 2005, among Energy Transfer Partners, L.P., the subsidiary guarantors named therein and Wachovia Bank, National Association, as trustee.(10)
4.11	Eighth Supplemental Indenture dated as of April 7, 2009 to Indenture dated January 18, 2005, among Energy Transfer Partners, L.P., the subsidiary guarantors named therein and Wachovia Bank, National Association, as trustee.(11)
4.12	Registration Rights Agreement, dated November 1, 2006, between Energy Transfer Partners, L.P., and Energy Transfer Equity, L.P.(12)
5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities registered hereby.(*)
8.1	Opinion of Vinson & Elkins L.L.P. as to tax matters.(*)
23.1	Consent of Grant Thornton LLP.(*)
23.2	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)
24.1	Powers of Attorney (included on the signature pages of this registration statement).

*	Filed herewith.

(1)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 8-K dated February 4, 2002.

(2)	Incorporated by reference to the same numbered exhibit to the Registrant’s Form 10-Q for the quarter ended February 29, 2004.

(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed January 19, 2005.

(4)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K filed January 19, 2005.

(5)	Incorporated by reference to Exhibit 10.45 to the Registrant’s Form 10-Q for the quarter ended February 28, 2005.

(6)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed August 2, 2005.

(7)	Incorporated by reference to Exhibit 4.13 to Registrant’s Registration Statement of Form S-3, File No. 333-133174, filed with the Commission on August 9, 2006.

(8)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed October 25, 2006.

(9)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K filed on March 31, 2008.

(10)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K filed on December 21, 2008.

(11)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Form 8-K filed on April 7, 2009.

(12)	Incorporated by reference to Exhibit 3.1.10 to the Registrant’s Form 8-K filed November 3, 2006.

(13)	Incorporated by reference to the same numbered exhibit to the Registrant’s Form 8-K/A filed on June 2, 2010.

(14)	Incorporated by reference to Exhibit 2.1 to Registrant’s Form 8-K/A filed on March 25, 2011.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

5. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6. For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, each of the signatories hereto certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on April 19, 2011.

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P.
Its: General Partner

By:	Energy Transfer Partners, L.L.C.
Its: General Partner

By:	/s/ Martin Salinas, Jr.
Martin Salinas, Jr.
Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Martin Salinas, Jr. and Thomas P. Mason, and each of them, his true and lawful attorney-in-fact and agents, with full power to act without the other, to sign any and all amendments (including post-effective amendments) to this registration statement and any additional registration statement pursuant to Rule 462(b), and to file the same with all exhibits thereto and any and all other documents in connection therewith, with the Securities and Exchange Commission and any national exchange or self regulatory agency, and to do and perform any and all acts and things requisite and necessary to be done in connection with the foregoing as fully as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated:

/s/ Kelcy L. Warren Kelcy L. Warren	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	April 19, 2011

/s/ Martin Salinas, Jr. Martin Salinas, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	April 19, 2011

/s/ Marshall S. McCrea Marshall S. McCrea	President, Chief Operating Officer and Director	April 19, 2011

/s/ Ray C. Davis Ray C. Davis	Director	April 19, 2011

/s/ Bill W. Byrne Bill W. Byrne	Director	April 19, 2011

/s/ David R. Albin David R. Albin	Director	April 19, 2011

/s/ Paul E. Glaske Paul E. Glaske	Director	April 19, 2011

/s/ K. Rick Turner K. Rick Turner	Director	April 19, 2011

/s/ Ted Collins, Jr. Ted Collins, Jr.	Director	April 19, 2011

/s/ Michael K. Grimm Michael K. Grimm	Director	April 19, 2011